Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hudson City Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-78969) on Form S-8 of Hudson City Bancorp, Inc. of our report dated June 27, 2014, with respect to the statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Profit Incentive Bonus Plan of Hudson City Savings Bank.

New York, New York

June 27, 2014